Shareholder Meeting Results (unaudited)

The reconvened Special Meeting of Shareholders of Tax-Free
Fund For Utah (the "Fund") was held on July 31, 2008. The holders of shares representing 60% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).


Dollar Amount of  Votes

1.  To act on an Advisory and Administration Agreement


	For			Against	Abstain
	$137,197,174	$1,544,589	$2,301,816